

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 20, 2009

VIA U.S. MAIL AND FAX (602) 343-5360
Mr. Daniel E. Bachus
Chief Financial Officer
Grand Canyon Education Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017

> **RE:** **Grand Canyon Education Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed February 19, 2009**
> **File No. 1-34211**

Dear Mr. Bachus:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 26, 2008

16. Valuation and Qualifying Accounts, page 126

1. We note that you determine the adequacy of your allowance for doubtful accounts based on an analysis of the aging of your accounts receivable and historical bad debt experience. Provide us with more specific details regarding how you determine your allowance, including how you "estimate losses resulting from the inability, failure or

refusal of your students to make required payments." In concluding that your reserves at December 31, 2008 are adequate to cover any write offs that you may make, tell us if, and how, you considered the "impact of current economic conditions on your current and former students," which could cause an increase in your cohort default rate for the 2008 federal fiscal year as disclosed in a subsequent Form 8-K on August 27, 2009. Tell us whether there has been any change in your assessment during each interim period thereafter.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Derivatives and Hedging, page 7

2. Please disclose if the derivative financial instruments contain financing elements and how they were reported in the Statements of Cash Flows. Refer to paragraphs 44(c)(1) and 45A of SFAS 133.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3351 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director